UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Evotec AG

File No. 333-148488- CF#26205

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Evotec AG submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form F-4 filed on January 7, 2008, as amended.

Based on representations by Evotec AG that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through January 7, 2021
Exhibit 10.3	through January 7, 2021
Exhibit 10.4	through January 7, 2021
Exhibit 10.5	through January 7, 2021
Exhibit 10.6	through January 7, 2021
Exhibit 10.9	through January 7, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel